Exhibit 99.2

KPMG LLP
Chartered Accountants	Telephone (403) 691-8000
2700 205 - 5th Avenue SW	Telefax (403) 691-8008
Calgary AB T2P 4B9	Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

To the Shareholder of Harvest Operations Corp.

We consent to the use of our report dated February 29, 2012 with respect to the consolidated financial statements of Harvest Operations Corp., which comprise the consolidated statement of financial position as at December 31, 2010 and January 1, 2010, the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information, included in the Annual Report (Form 20-F) as at December 31, 2011.

KPMG LLP

Calgary, Canada
April 27, 2012

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.